UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File No. 001-40997

BRIGHT MINDS BIOSCIENCES INC.
(Translation of registrant's name into English)

400 N Aberdeen St Suite 900 Chicago, IL 60642 (U.S. Corporate headquarters)	1122 Mainland St #228 Vancouver, BC V6B 5L1 (Canadian Corporate headquarters)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  [  ]  Form 40-F [ X ]

INCORPORATION BY REFERENCE

Exhibits 99.1 and 99.2 to this Report of Foreign Private Issuer on Form 6-K are incorporated by reference into our (i) registration statement on Form F-3 (File No. 333-284694) filed on February 5, 2025, (ii) registration statement on Form F-3 (File No. 333-289851) filed on August 26, 2025, and (iii) registration statement on Form S-8 (File No. 333-298286) filed on August 13, 2026.

SUBMITTED HEREWITH

Exhibits
99.1	Condensed Interim Consolidated Financial Statements for the nine months ended June 30, 2026 and 2025

99.2	Management's Discussion and Analysis for the Third Quarter Ended June 30, 2026

99.3	Certification of Interim Filings - CEO

99.4	Certification of Interim Filings - CFO

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRIGHT MINDS BIOSCIENCES INC.

/s/ Ryan Cheung
__________________________
Ryan Cheung
Chief Financial Officer

Date:  August 14, 2026